Jack G. · 3rd

COO at VEL

Fernandina Beach, Florida, United States · Contact info

241 connections

VEL

Penn State University

Experience

COO
VEL
Aug 2020 – Present · 1 yr 6 mos
Fernandina Beach, Florida, United States

We are a premium utopian /technologically forward/ work cafe for the 21st Century to usher the world's transition to a new flexible era of work.

Veritable, LP
16 yrs 5 mos

Partner
Jan 2014 – Dec 2020 · 7 yrs

Portfolio Manager
Aug 2004 – Jan 2014 · 9 yrs 6 mos

Financial Advisor
UBS
Jun 2001 – Aug 2004 · 3 yrs 3 mos
Philadelphia, Pennsylvania, United States

Financial Advisor
Princeton Equity Partners
Jun 2000 – Jun 2001 · 1 yr 1 mo
Princeton, New Jersey, United States

Registered Representative
Prudential Financial
May 1999 – Jun 2000 · 1 yr 2 mos
Philadelphia, Pennsylvania, United States

Education

Penn State University
Bachelor of Science - BS, Business Administration
1999

Licenses & certifications

CERTIFIED FINANCIAL PLANNER™
CFP Board

CPP Board